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                                                                      Exhibit 4
                             CERTAIN TRANSACTIONS

   William B. Kaplan, a director of the Company, is chairman and CEO and 50% shareholder of Senior Lifestyle Corporation ("SLC"). Affiliates of SLC have selected and from time to time in the future may select the Company's products for purchase by building projects managed, but not owned, by such affiliates. Neither Mr. Kaplan, SLC nor such affiliates receive any compensation from the Company for such selections.

   Douglas A. Parker, a director of the Company, is president and CEO of Leonard Parker Company, Inc. ("LPC"). LPC purchased products from the Company for resale in the normal course of business in 1998 and such purchases are continuing in 1999. Net sales by the Company to LPC in 1998 amounted to approximately $7,216,000.

   Trisha Wilson, a director of the Company, has recommended or specified and from time to time in the future may recommend or specify the Company's products for projects in connection with which she or her company renders interior architectural hospitality design services. Neither Ms. Wilson nor her company receives any compensation from the Company for such recommendations or specifications.

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